Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON REAPPOINTMENT OF ACCOUNTING FIRM

HIGHLIGHTS

•	Name of the accounting firm proposed to be re-appointed: Ernst & Young Hua Ming LLP

I.	General Introduction of the Accounting Firm Proposed to be Re-Appointed

1.	Information of the Accounting Firm

(i)	Basic Information

Ernst & Young Hua Ming LLP (“Ernst & Young Hua Ming”) was established in September 1992. In August 2012, it completed the localization transformation, and was converted into a special general partnership from a Sino-foreign cooperative limited liability firm. The headquarter of Ernst & Young Hua Ming is located in Beijing with its registered address at Room 01-12, 17/F, Ernst & Young Tower, Oriental Plaza, 1 East Changan Avenue, Dongcheng District, Beijing. Since its establishment, Ernst & Young Hua Ming has set up 19 branches in cities including Shanghai and Guangzhou. The business scope of Ernst & Young Hua Ming includes review of accounts of enterprises and issuance of audit reports; capital verification for enterprises and issuance of capital verification reports; audits in connection with merger, spin-off, and liquidation of enterprises and issuance of relevant reports; audit of annual financial statements or basic constructions; bookkeeping service; consultancy on accounting, tax and management and trainings on accounting; other businesses as prescribed by laws and regulations. Ernst & Young Hua Ming is qualified to practice as an accounting firm and to conduct audit on enterprises listed on Hong Kong Stock Exchange and is registered with the Public Company Accounting Oversight Board. It has rich experience in providing services in relation to securities-related business and has sound professional services capabilities.

(ii)	Information on Professionals

Mr. Mao Anning is the chief partner of Ernst & Young Hua Ming. As of December 31, 2019, Ernst & Young Hua Ming had 7,974 employees, among which 162 were partners, and 1,467 were certified public accountants. The number of certified public accountants has increased by 302 compared to December 31, 2018. Ernst & Young Hua Ming has over 1,000 certified public accountants who are experienced in provision of services in relation to securities-related businesses.

Commission File Number 001-31914

(iii)	Scale of Business

The revenue of Ernst & Young Hua Ming for the year of 2018 was RMB 3,892,563,900, and its net assets were RMB 470,941,600. In 2018, Ernst & Young Hua Ming has audited annual reports of 74 listed companies with a total charge of RMB 334,044,800. The average asset value of these listed companies was RMB 566.9 billion and they cover industries including manufacturing, financial services, rental and business services, transportation, warehousing and mailing, information transmission, software and information technology services.

(iv)	Investors Protection Ability

The accrued occupational risk funds of Ernst & Young Hua Ming and the aggregated compensation limits of professional liability insurance purchased by Ernst & Young Hua Ming has exceeded RMB 80 million. It has purchased insurance covering among others, the liability for civil damages arising from failures in auditing.

(v)	Independency and Credit Records

Ernst & Young Hua Ming has not violated any independency requirements under the Code of Ethics for Certified Public Accountants of the PRC, and has not received any criminal penalty, administrative penalty, or self-disciplinary regulatory measure in the last three years. On February 17, 2020, Ernst & Young Hua Ming and its relevant personnel received a Warning Letter (2020) No.21 issued by China Securities Regulatory Commission (“CSRC”) Jiangsu Branch, and on February 24, 2020, Ernst & Young Hua Ming received a Warning Letter (2020) No. 36 issued by CSRC Beijing Branch. The matters involved in these two warning letters have no impact on Ernst & Young Hua Ming’s provision of services to China Life Insurance Company Limited (“Company”).

2.	Information on Project Team

(i)	Information on Team Members

a.

Mr. Huang Yuedong is the partner in charge of the project. Mr. Huang is a partner of Ernst & Young Hua Ming and is a PRC Certified Public Account. He has 23 years of experience in auditing in relation to financial and insurance industries. Mr. Huang has no part time job.

b.

Mr. Guo Hangxiang is the quality control reviewer of the project. Mr. Guo is a partner of Ernst & Young Hua Ming and is a PRC Certified Public Account. He has 23 years of experience in auditing in relation to financial and insurance industries. Mr. Huang has no part time job.

c.	Proposed Certified Public Accountant signatories:

(1)	The proposed first Certified Public Accountant signatory will be the same partner who is in charge of the project.

(2)

The proposed second Certified Public Accountant signatory is Ms. Xu Ting, a senior manager of Ernst & Young Hua Ming. Ms. Xu is a PRC Certified Public Account. She has 9 years of experience in auditing in relation to financial and insurance industries. Mr. Xu has no part time job.

The partner in charge of the project, the quality control reviewer, and the proposed Certified Public Accountants signatories of the reporting period above all have the experience in the provision of services in relation to securities-related businesses.

Commission File Number 001-31914

(ii)	Independency and Credit Records of the Above Persons

None of the partner in charge of the project, the quality control reviewer, and the proposed Certified Public Accountants signatories above has violated any independency requirements under the Code of Ethics for Certified Public Accountants of the PRC, and has not received any criminal penalties, administrative penalties, or self-disciplinary regulatory measures in the last three years.

3.	Remuneration of the Auditor

The remuneration of the auditor in 2019 was RMB 55.98 million (inclusive of tax). The remunerations were calculated based on the standard hourly rates of the persons who were providing the services and the estimated billable hours. The remunerations of the auditor for the year of 2020 will be negotiated based on the services to be provided by the accounting firm proposed to be re-appointed, and will be determined by the Board of Directors subject to authorization by the Annual Shareholders’ Meeting of the Company which will be held on June 29, 2020 after its review and approval of the matter.

II.	PROCEDURES FOR THE PROPOSED REAPPOINTMENT OF ACCOUNTING FIRM

1.    The Audit Committee of the Company reviewed and examined the professional competence, investor protection ability, independency and credibility of Ernst & Yang Hua Ming. Ernst & Young Hua Ming satisfies the qualification requirements on providing audit services in the jurisdictions where the Company is listed. It has the professional competence and the investor protection ability required by the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and regulatory documents, supervision rules of the jurisdictions where the shares of the Company are listed and Articles of Association of the Company, and meets the requirements of objectivity and independence. The Audit Committee advised the Board of Directors to approve the reappointment of Ernst & Young as the PRC auditor of the Company for the year of 2020.

2.    All the independent directors of the Company reviewed documents pertinent to this matter, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board of Directors for review, and provided the following independent opinion: the accounting firm to be re-appointed has relevant practice qualifications and competencies; the reappointment of the accounting firm is based on the needs of the business development and future auditing service demands of the Company and is consistent with the interests of the Company and its shareholders; and relevant procedures are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

3.    The twenty-third meeting of the sixth session of the Board of Directors of the Company held on March 25, 2020 considered and approved the Proposal on the Remunerations of the Auditor for 2019 and the Appointment of the Auditor for 2020, which approved a total amount of RMB55.98 million (inclusive of tax) as the remunerations of the auditor for the year of 2019, and proposed to re-appoint Ernst & Young Hua Ming as the PRC auditor and the US Form 20-F auditor of the Company for the year 2020, and Ernst & Young as the Hong Kong auditor of the Company for the year 2020. The Board of Directors agreed to submit this proposal to the 2019 Annual Shareholders’ Meeting for approval.

Commission File Number 001-31914

4.    The proposed appointment of accounting firm is to be submitted to the Shareholders’ meeting for review and consideration, and shall be effective form the date of approval by the Shareholder’s Meeting.

III.	DOCUMENTS AVAILABLE FOR REVIEW

1.	Resolution of the Board of Directors;

2.	Written opinion by independent directors; and

3.	Description of the performance of the Audit Committee.

Board of Directors of

China Life Insurance Company Limited

March 25, 2020